LBO Capital Corp.

3509 Auburn Rd. Ste B-200 · Auburn Hills MI · 48326 USA
248.844.0300-tel **www.lbocapitalcorp.com** 248.844.0302-fax

May 12, 2010

United States
Securities and Exchange Commission ("SEC")
Washington, D.C. 20549-3561

Attention: Mr. John Reynolds.
           Assistant Director

       Re: LBO Capital Corp.
          File No. 33-19107

Dear Mr. Reynolds:

We are resubmitting the amended 10-k, which now includes the disclosures about the government regulations, the competition and the research and development.

Also, please find the attached copy of the newly executed note payable to Longborough Capital, PLC. Since we were not able to locate the old note, we executed a new note which has the same terms as the old note.

We have yet to obtain a response from Longborough related to its beneficial holders.

Please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

<u>/S/ Majlinda Xhuti</u>
Chief Financial Officer

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